UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2023

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle **Plano, Texas**	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 – Corporate Governance and Management

Item 5.07 – Submission of Matters to a Vote of Security Holders

At the annual meeting of stockholders on June 1, 2023 (the "Annual Meeting"), the stockholders of the Company considered and voted upon the four proposals listed below (the "Proposals"), each of which is more fully described in the Company's Proxy Statement. Holders of 44,129,158 shares of common stock of the Company, representing approximately 88% of the Company's issued and outstanding shares of common stock as of the April 3, 2023 record date, were present virtually or by proxy at the Annual Meeting, constituting a quorum, and the final voting results with respect to each of the Proposals are set forth below.

Proposal 1: Election of directors. The Company's stockholders elected eight directors, each to hold office until the next annual meeting and until his or her successor is elected and qualified, or until his or her earlier resignation or removal. The results of the voting were as follows:

Name of Nominee	For	Against	Abstain	Broker Non-Votes
Kevin O. Meyers	41,201,873	611,018	83,560	2,232,707
Anthony M. Abate	41,697,765	115,113	83,573	2,232,707
Caroline G. Angoorly	38,000,413	3,812,606	83,432	2,232,707
James N. Chapman	40,279,808	1,532,919	83,724	2,232,707
Christian S. Kendall	41,775,703	37,152	83,596	2,232,707
Lynn A. Peterson	38,363,191	3,449,827	83,433	2,232,707
Brett R. Wiggs	40,362,057	1,450,801	83,593	2,232,707
Cindy A. Yeilding	40,363,800	1,449,151	83,500	2,232,707

The votes "For" each director as set forth above represent the vote of the majority of votes cast with respect to such director nominee at the Annual Meeting.

Proposal 2: Advisory vote to approve the Company's 2022 named executive officer compensation. The results of the voting were as follows:

For	Against	Abstain	Broker Non-Votes
41,194,024	381,671	320,756	2,232,707

Proposal 3: Advisory vote regarding the frequency of stockholder advisory votes on the compensation of the Company's named executive officers. The results of the voting were as follows:

Every Year	Every Two Years	Every Three Years	Abstain
39,550,882	3,401	2,339,550	2,618

In light of the voting results, the Company's Board of Directors has determined that an advisory vote to approve the compensation of the Company's named executive officers will be conducted every year, until the Company holds the next required stockholder advisory vote on the frequency of the advisory vote on named executive officer compensation, which is expected to occur at the Company's annual meeting of stockholders in 2029.

Proposal 4: Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2023. The results of the voting were as follows:

For	Against	Abstain	Broker Non-Votes
43,921,528	205,941	1,689	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: June 6, 2023   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary